Hugy, Inc.

(A Delaware Corporation)

Reviewed Financial Statements and Independent Accountant's Review Report

December 31, 2016

TABLE OF CONTENTS





F&A

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

FRUCI & ASSOCIATES II
A Professional Limited Liability Company

To the Board of Directors and Management
Hugy, Inc.
New York, New York

We have reviewed the accompanying financial statements of Hugy, Inc. (a Delaware corporation), which comprise the balance sheet as of December 31, 2016, and the related statements of operations, shareholders' equity, and cash flows for the period from inception (November 16, 2016) through December 31, 2016, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

As disclosed in Note 5 of the financial statements, Hugy, Inc. has generated losses from inception, relies on outside sources and management to fund operations, and is not cashflow positive. Accordingly, substantial doubt is raised about Hugy, Inc.'s ability to continue as a going concern.

Fruci & Associates II, PLLC

Fruci and Associates II, PLLC
Spokane, WA

May 26, 2017

Members of:

WSCPA

AICPA

802 N Washington

PO Box 2163

Spokane, Washington

99210-2163

P 509-624-9223

mail@fruci.com

www.fruci.com

Hugy, Inc.
Balance Sheet
December 31, 2016
(unaudited)

ASSETS

	December 31, 2016
Intangible Assets:	
Software development	84,911
Total other assets	84,911
Total Assets	$ 84,911

LIABILITIES AND STOCKHOLDERS' EQUITY

Liabilities:	
Shareholder loan payable	-
Total current liabilities	-
Commitments & Contingencies	-
Shareholders' Equity:	
Common stock, $.00001 par value; 10,000,000 shares authorized,	
4,000,000 shares issued and outstanding	40
Additional paid in capital	156,710
Accumulated deficit	(71,839)
Total Shareholders' Equity	84,911
Total Liabilities & Shareholders' Equity	$ 84,911

Hugy, Inc.
Statement of Operations
Period from Inception (November 16, 2016) through December 31, 2016
(unaudited)

	Period from Inception (November 16, 2016) through December 31, 2016
Revenue	$ -
Expenses:	
Advertising and promotion	12,865
Computer and internet	99
Legal fees	1,000
Professional fees	57,875
Total operating expenses	71,839
Net loss from operations & before provision for income tax	(71,839)
Provision for income taxes	-
Net Loss	(71,839)
Loss per common share	$ (0.02)
Weighted average number of shares	
outstanding - Basic and fully diluted	4,000,000

Hugy, Inc.
Statement of Shareholders' Equity
For the Period from November 16, 2016 (inception) to December 31, 2016
(unaudited)

	Common Stock		Additional Paid in	Accumulated	Total Stockholders'
	Shares	Amount	Capital	Deficit	Equity
Balance - November 21, 2016	-	-	-	-	-
Founders shares issued in exchange of assets	2,160,000	22	84,889		84,911
Founders shares issued for services	1,440,000	14	56,236		56,250
Founders shares issued for expense reimbursements	400,000	4	15,085		15,089
Shareholder contribution			500		500
Net Loss				(71,839)	(71,839)
Balance - December 31, 2016	**4,000,000**	**40**	**156,710**	**(71,839)**	**84,911**

Hugy, Inc.
Statement of Cash Flows
Period from Inception (November 16, 2016) through December 31, 2016
(unaudited)

	Period from Inception (November 16, 2016) through December 31, 2016
Cash flows from operating activities:	
Net loss	$ (71,839)
Shares issued for services	$ 56,250
Net cash used by operating activities	(15,589)
Cash flows from investing activities:	
Cash paid for software development	
Net cash provided by investing activities	-
Cash flows from financing activities:	
Proceeds from shareholder loans	15,589
Net cash provided by financing activities	15,589
Net change in cash	-
Cash at beginning of period	-
Cash at end of period	$ -
Supplemental cash flow information:	
Cash paid during the period for:	
Interest	$ -
Income taxes	$ -
Noncash investing and financing activities:	
Common stock issued in exchange for intellectual property	$ 84,911
Shareholder loans forgiven to paid-in capital	$ 500
Shareholder loans settled in common shares	$ 15,089

See independent accountants' review report
The accompanying notes are an integral part of these financial statements

Note 1. NATURE OF OPERATIONS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

<u>Organization</u>

Hugy, Inc. (a Delaware Corporation) was founded on November 16, 2016 and is headquartered in New York City, New York. The Company provides an augmented reality based dating application for various platform users. It allows users around the world with a new and free way of connecting using video only social media. End users are also given the option to purchase the live streaming feature and given access to the augmented reality page. The Company supplies advertisers with paid video ads for a monthly flat fee with an additional pay per click fee for every click.

<u>Basis of Presentation</u>
The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("GAAP"). In the opinion of management, all adjustments considered necessary for a fair presentation have been included. All such adjustments are of a normal recurring nature.

<u>Revenue Recognition</u>
The Company recognizes revenue only when all of the following criteria have been met:

Persuasive Evidence of an Arrangement —The Company documents all terms of an arrangement in a written contract signed by the customer prior to recognizing revenue.

Services Have Been Performed —The Company performs all services prior to recognizing revenue. Monthly services are considered to be performed ratably over the term of the arrangement.

T*he Fee for the Arrangement Is Fixed or Determinable* —Prior to recognizing revenue, a customer's fee is either fixed or determinable under the terms of the written contract. Fees for most monthly services, professional consulting services, and equipment sales and rentals are fixed under the terms of the written contract. Fees for certain monthly services, including certain portions of networking, storage, and content distribution and caching services, are variable based on an objectively determinable factor such as usage. Those factors are included in the written contract such that the customer's fee is determinable. The customer's fee is negotiated at the outset of the arrangement and is not subject to refund or adjustment during the initial term of the arrangement.

Collectability Is Reasonably Assured —The Company determines that collectability is reasonably assured prior to recognizing revenue. Collectability is assessed on a customer by customer basis based on criteria outlined by management. New customers are subject to a credit review process, which evaluates the customer's financial position and ultimately its ability to pay. The Company does not enter into arrangements unless collectability is reasonably assured at the outset. Existing customers are subject to ongoing credit evaluations based on payment history and other factors. If it is determined during the arrangement that collectability is not reasonably assured, revenue is recognized when received.

As of December 31, 2016, the Company has recognized $0 in revenue.

Use of Estimates

The preparation of consolidated financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the dates of the balance sheets and the reported amounts of revenues and expenses during the reporting periods. Actual results could differ from those estimates.

Income Taxes

The Company utilizes the accrual method of accounting for income taxes. Under the accrual method, deferred tax assets and liabilities are determined based on the differences between the financial reporting basis and the tax basis of the assets and liabilities, and are measured using enacted tax rates and laws that will be in effect when the differences are expected to reverse. An allowance against deferred tax assets is recognized, when it is more likely than not, that such tax benefits will not be realized.

The Company recognizes the financial statement benefit of an uncertain tax position only after considering the probability that a tax authority would sustain the position in an examination. For tax positions meeting a "more-likely-than-not" threshold, the amount recognized in the financial statements is the benefit expected to be realized upon settlement with the tax authority. For tax positions not meeting the threshold, no financial statement benefit is recognized. The Company recognizes interest and penalties, if any, related to uncertain tax positions in income tax expense. The Company did not have any unrecognized tax benefits as of December 31, 2016, and does not expect this to change significantly over the next 12 months.

Advertising Costs
The Company expenses costs related to advertising and promotion of its product as they are incurred. During 2016, advertising expenses totaled $12,865.

Recent Accounting Pronouncements
No recently issued accounting pronouncements are expected to have a significant impact on the Company's financial statements, however management is continually evaluating the potential impact of newly-issued standards.

Note 2. SOFTWARE DEVELOPMENT COSTS

The Company's CEO & founding shareholder contributed intellectual property - consisting of application, web, and software development costs, white papers, and design specifications - and consulting services in exchange for 2,560,000 shares of the Company's common stock with an implicit value of $.03906, for total consideration of $100,000 (see Note 3). These costs related to the Company's IP lifecycle and will be amortized over an estimated 5-year life beginning in first quarter 2017, the date in which the Company's product was launched to the public.

Note 3. STOCKHOLDERS' EQUITY

The Company has 10,000,000 authorized shares at a par value of $.00001. During the year ended December 31, 2016, the Company issued 2,560,000 shares to its CEO and founding officer in exchange for intellectual property contributed to the Company and reimbursements to the CEO (see Note 2). The total value attributed to these transactions was $100,000, including $84,211 of intellectual property and $15,789 of reimbursements due to the CEO.

The Company also issued 1,440,000 shares to its CFO and founding officer in exchange for professional services rendered. Total value attributed to these services was $56,250. An additional total of $500 in reimbursable expenses was forgiven by the CFO and charged to additional paid in capital.

Note 4. INCOME TAXES

The Company's deferred tax asset consists primarily of carryforward net operating losses (NOLs). The Company believes that, at this time, it is more likely than not that the benefit of the NOLs will not be realized and has therefore recorded a full valuation allowance.

The income tax benefit differs from the amount computed by applying the statutory federal and state income tax rates to the loss before income taxes. The sources and tax effects of the differences are as follows:

	December 31, 2016	
Statutory federal income tax rate	34	%
State income taxes, net of federal taxes	7	%
Valuation allowance	(41)	%
Effective income tax rate	0	%

As of December 31, 2016, the Company has estimated net operating loss carryforwards of approximately $72,000 to reduce future federal taxable income which begins to expire in the year 2037. The Company is also subject to corporate taxes in the State of Delaware and the State of New York, which has similar net operating loss carryover provisions which start to expire in the year 2037. Delaware taxes are derived from gross income and, as a result of the Company recognizing no revenue since inception, no state income tax is attributed to the estimated provision. The New York corporate tax rate is 7.1%. The Company's estimated deferred taxes are as follows:

	December 31, 2016
Estimated deferred tax asset	30,000
Valuation allowance	(30,000)
Net deferred tax asset	-

The Company currently has no federal or state tax examinations in progress, nor has it had any federal or state examinations since its inception. All of the Company's open tax years beginning in tax year 2016 are subject to federal and state tax examinations.

Note 5. BASIS OF REPORTING - GOING CONCERN

The Company has incurred losses from inception of approximately $72,000 which, among other factors, raises substantial doubt about the Company's ability to continue as a going concern. The ability of the Company to continue as a going concern is dependent upon management's plans to raise additional capital from the issuance of debt or the sale of stock, its ability to commence profitable sales of it's flagship product, and its ability to generate positive operational cash flow. The Company is currently financed by contributions from its founding officers, and expects to continue to be financed in that manner for the foreseeable future, although no assurance can be offered that this funding source will remain in place. The accompanying financial statements do not include any adjustments that might be required should the Company be unable to continue as a going concern.

Note 6. SUBSEQUENT EVENTS

The Company evaluated subsequent events through May 26, 2017, the date these financial statements were available to be issued. There were no material subsequent events that required recognition or additional disclosure in these financial statements.